Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
J. C. Penney Company, Inc.:

We consent to the use of our reports dated March 30, 2009, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.  Our report refers to the adoption of the provisions of the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements in fiscal year 2008, the measurement date provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans on February 3, 2008, the recognition and disclosure provisions of SFAS No. 158 on February 3, 2007, and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes on February 4, 2007.

/s/ KPMG LLP
KPMG LLP

Dallas, Texas
May 19, 2009